SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

05010588

SUPPL

2 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the General Announcement dated 29 July 2005, Re: Silverstone Corporation Berhad ("SCB") - a) Proposed disposal by SCB of the entire issued and paid-up capital of Silverstone Berhad ("SB"), comprising 203,877,500 ordinary shares of RM1.00 each ("SB Sale Shares"), to Quay Class Ltd ("QLC"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances, due from the SCB Group to SB at the completion date, for a total consideration of RM225 million, to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("SB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payments; and b) Proposed restricted offer for sale of the SB Consideration Shares by SCB to its eligible minority shareholders and/or proposed placement of the SB Consideration Shares by SCB to members of the public for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
AUG 23 2005
THOMSON FINANCIAL

WONG PHOOI LIN
Secretary

dlw 8/22

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

Form Version 2.0

General Announcement

Reference No MM-050729-52931

Submitting Merchant Bank (if applicable) : **AmMerchant Bank Berhad**

Submitting Secretarial Firm Name (if applicable) :

* Company name : **Silverstone Corporation Berhad**

* Stock name : **SILSTON**

* Stock code : **5061**

* Contact person : **Tan Keng Lin / Goh Lee Sean**

* Designation : **Director/Co-Head / Associate Director**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")
(A) PROPOSED DISPOSAL OF SB
(B) PROPOSED PLACEMENT

* ***Contents :-***

SILVERSTONE CORPORATION BERHAD ("SCB" OR "COMPANY")

(A) PROPOSED DISPOSAL BY SCB OF THE ENTIRE ISSUED AND PAID-UP CAPITAL OF SILVERSTONE BERHAD ("SB"), COMPRISING 203,877,500 ORDINARY SHARES OF RM1.00 EACH ("SB SALE SHARES"), TO QUAY CLASS LTD ("QCL"), A WHOLLY-OWNED SUBSIDIARY OF LION FOREST INDUSTRIES BERHAD ("LFIB"), INCLUDING THE ASSUMPTION BY QCL OF THE NET INTER-COMPANY BALANCES, DUE FROM THE SCB GROUP TO SB AT THE COMPLETION DATE ("LIABILITIES"), FOR A TOTAL CONSIDERATION OF RM225 MILLION, TO BE SATISFIED BY THE ISSUANCE OF 26.5 MILLION NEW ORDINARY SHARES OF RM1.00 EACH IN LFIB TO SCB AT AN ISSUE PRICE OF RM2.74 PER SHARE ("SB CONSIDERATION SHARES") AND THE BALANCE OF RM152,390,000 BY WAY OF DEFERRED CASH PAYMENTS ("PROPOSED DISPOSAL OF SB"); AND

(B) PROPOSED RESTRICTED OFFER FOR SALE OF THE SB CONSIDERATION SHARES BY SCB TO ITS ELIGIBLE MINORITY SHAREHOLDERS ("PROPOSED ROFS") AND/OR PROPOSED PLACEMENT OF THE SB CONSIDERATION SHARES BY SCB TO MEMBERS OF THE PUBLIC ("PROPOSED PLACEMENT")

(HEREINAFTER COLLECTIVELY REFERRED TO AS THE "PROPOSALS")

This announcement is dated 29 July 2005.

We refer to the announcements dated 31 January 2005 and 19 April 2005 made by AmMerchant Bank Berhad, a member of the AmInvestment Group (**"AmMerchant Bank"**) on behalf of SCB in relation to the Proposals (**"Announcements"**). It was stated in the Announcements that the Company had on 31 January 2005 entered into a conditional Sale and Purchase of Shares Agreement with QCL and LFIB in relation to the Proposals (**"Principal SPA"**) and subsequent thereto, the parties to the Principal SPA had on 19 April 2005 entered into a supplemental agreement to the Principal SPA to clarify certain terms of the Principal SPA (**"Supplemental SPA"**).

AmMerchant Bank Berhad (23742-V)
21st-25th Floors, Bangunan AmBank Group,
Jalan Raja Chulan, P.O. Box 10233
50708 Kuala Lumpur.

The completion of the Principal SPA is conditional upon the fulfilment of all its conditions precedent within a period of six (6) months from the date of the Principal SPA, which shall expire on 30 July 2005 (or such longer period as the parties to the Principal SPA may mutually agree upon in writing) ("**Conditional Period**").

On behalf of the Company, AmMerchant Bank wishes to announce that the parties to the Principal SPA had on 29 July 2005, mutually agreed in writing to extend the Conditional Period by another six (6) months to 30 January 2006.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

AmMerchant Bank Berhad (23742-V)
~~21st-25th Floors, Bangunan AmBank Group,~~
Jalan Raja Chulan, P.C. Box 10233
50703 Kuala Lumpur.